Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

RESIGNATION OF INDEPENDENT NON-EXECUTIVE DIRECTOR

AND

CHANGE IN COMPOSITION OF AUDIT AND RISK MANAGEMENT COMMITTEE

The board of directors (the “Board”) of China Southern Airlines Company Limited (the “Company”) announced in the 10th meeting of the 9th session of the Board convened on 28 October 2022 that Mr. Yan Andrew Y (“Mr. Yan”) has tendered his resignation as the independent non-executive director of the Company and a member of the audit and risk management committee of the Board with effect from 28 October 2022 due to personal reasons. Mr. Yan confirmed that he has no disagreement in any respect with the Board or the Company, and there is no matter relating to his resignation that should be brought to the attention of the shareholders of the Company.

The Board also announced in the same Board meeting that, following the resignation of Mr. Yan, Mr. Liu Chang Le has been appointed as a member of the audit and risk management committee of the Board with effect from 28 October 2022.

The Board would like to express its sincere appreciation to Mr. Yan for his contribution to the Company’s development during his terms of office.

By order of the Board
China Southern Airlines Company Limited
Chen Wei Hua and Liu Wei
Joint Company Secretaries

Guangzhou, the People’s Republic of China

28 October 2022

As at the date of this announcement, the directors include Ma Xu Lun and Han Wen Sheng as executive directors; and Liu Chang Le, Gu Hui Zhong and Guo Wei as independent non-executive directors.

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